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EXHIBIT 99.2

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
(millions of U.S. dollars, except per common share amounts)		(note 4)		(note 4)
Revenues (note 2)	2,091	2,030	5,450	5,361
Cost of sales, selling, marketing, general and administrative expenses (note 2)	(1,414)	(1,415)	(4,096)	(4,138)
Depreciation	(163)	(151)	(433)	(394)
Amortization	(72)	(73)	(218)	(215)
Restructuring charges (note 8)	—	—	—	(6)

Operating profit	442	391	703	608
Net other income (expense) (notes 10 and 11)	23	(5)	79	(6)
Net interest expense and other financing costs	(64)	(73)	(192)	(219)
Income taxes	(102)	(58)	(137)	(69)
Equity in net losses of associates, net of tax	(3)	(7)	(12)	(29)

Earnings from continuing operations	296	248	441	285
Earnings from discontinued operations, net of tax (note 5)	11	11	29	34

Net earnings	307	259	470	319
Dividends declared on preference shares	(1)	(6)	(8)	(14)
Net gain on redemption of Series V Cumulative Redeemable Preference Shares (note 9)	—	—	21	—

Earnings attributable to common shares	306	253	483	305
Retained earnings at beginning of period (note 4)	5,838	5,892	6,196	6,244
Effect of adoption of accounting standard, net of tax (note 12)	—	—	—	(183)
Deduct net gain on redemption of Series V Cumulative Redeemable Preference Shares recorded in Share capital (note 9)	—	—	(21)	—
Dividends declared on common shares (note 10)	(117)	(114)	(631)	(335)

Retained earnings at end of period	6,027	6,031	6,027	6,031

Basic and diluted earnings per common share (note 6):
From continuing operations	$0.45	$0.37	$0.69	$0.42
From discontinued operations	$0.02	$0.02	$0.05	$0.06

Basic and diluted earnings per common share	$0.47	$0.39	$0.74	$0.48

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED BALANCE SHEET

(unaudited)

	September 30, 2003	December 31, 2002
(millions of U.S. dollars)		(note 4)
Assets
Cash and cash equivalents	656	709
Accounts receivable, net of allowances	1,362	1,490
Inventories	328	286
Prepaid expenses and other current assets	260	270
Deferred income taxes	213	213
Current assets of discontinued operations (note 5)	55	51

Current assets	2,874	3,019
Property and equipment	1,498	1,535
Identifiable intangible assets	4,520	4,635
Goodwill	8,187	7,961
Other non-current assets (note 10)	1,206	1,182
Non-current assets of discontinued operations (note 5)	227	210

Total assets	18,512	18,542

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	332	316
Accounts payable and accruals	1,317	1,603
Deferred revenue	854	888
Current portion of long-term debt	675	318
Current liabilities of discontinued operations (note 5)	68	77

Current liabilities	3,246	3,202
Long-term debt	3,633	3,487
Other non-current liabilities	1,018	1,130
Deferred income taxes	1,824	1,724
Non-current liabilities of discontinued operations (note 5)	32	33

Total liabilities	9,753	9,576

Shareholders' equity
Share capital (note 9)	2,631	2,834
Cumulative translation adjustment	101	(64)
Retained earnings	6,027	6,196

Total shareholders' equity	8,759	8,966

Total liabilities and shareholders' equity	18,512	18,542

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
(millions of U.S. dollars)		(note 4)		(note 4)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	296	248	441	285
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	7	13	31	36
Depreciation	163	151	433	394
Amortization	72	73	218	215
Net (gains) losses on disposals of businesses and investments (notes 10 and 11)	(1)	5	(57)	6
Deferred income taxes	86	46	100	48
Equity in net losses of associates, net of tax	3	7	12	29
Other, net	18	(13)	83	45
Voluntary pension contribution (note 15)	(50)	(107)	(50)	(107)
Changes in working capital and other items	(151)	(100)	(284)	(156)
Cash provided by operating activities—discontinued operations	10	13	18	51

Net cash provided by operating activities	453	336	945	846

Investing activities
Acquisitions of businesses and investments (note 7)	(64)	(165)	(186)	(222)
Proceeds from disposals of businesses and investments (note 10)	—	23	284	23
Additions to property and equipment, less proceeds from disposals	(147)	(106)	(369)	(353)
Other investing activities	(12)	(35)	(61)	(133)
Additions to property and equipment of discontinued operations	(3)	(1)	(5)	(3)
Cash used in investing activities—discontinued operations	—	—	(13)	—

Net cash used in investing activities	(226)	(284)	(350)	(688)

Financing activities
Proceeds from debt (note 13)	450	—	451	400
Repayments of debt (note 13)	(250)	(317)	(250)	(512)
Net (repayments) borrowings of short-term loan facilities	(257)	361	4	(323)
Proceeds from issuance of common shares	2	(1)	2	437
Redemption of Series V Cumulative Redeemable Preference Shares (note 9)	—	—	(311)	—
Dividends paid on preference shares	(2)	(6)	(9)	(17)
Dividends paid on common shares (note 10)	(115)	(68)	(540)	(208)
Other financing activities, net	(4)	—	(3)	(2)

Net cash used in financing activities	(176)	(31)	(656)	(225)

	51	21	(61)	(67)
Translation adjustments	7	—	8	6

Increase (decrease) in cash and cash equivalents	58	21	(53)	(61)
Cash and cash equivalents at beginning of period	598	450	709	532

Cash and cash equivalents at end of period	656	471	656	471

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

SEGMENTED INFORMATION

(unaudited)

        Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide.

        The following tables include measurements for Adjusted EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 18.

Business Segments—Three months ended September 30, 2003

(millions of U.S. dollars)	Revenues	Adjusted EBITDA(1)	Adjusted operating profit(3)
Legal & Regulatory	795	262	216
Learning	714	278	218
Financial	375	106	62
Scientific & Healthcare	169	40	33
Corporate and other(2)	46	(9)	(15)
Eliminations	(8)	—	—

Total	2,091	677	514

Business Segments—Three months ended September 30, 2002

(millions of U.S. dollars)	Revenues	Adjusted EBITDA(1)	Adjusted operating profit(3)
Legal & Regulatory	729	233	195
Learning(4)	705	249	194
Financia1(5)	400	99	52
Scientific & Healthcare	158	34	27
Corporate and other(2),(6)	45	—	(4)
Eliminations	(7)	—	—

Total	2,030	615	464

Business Segments—Nine months ended September 30, 2003

(millions of U.S. dollars)	Revenues	Adjusted EBITDA(1)	Adjusted operating profit(3)
Legal & Regulatory	2,241	658	525
Learning	1,438	301	171
Financial	1,141	303	172
Scientific & Healthcare	519	120	97
Corporate and other(2)	141	(28)	(44)
Eliminations	(30)	—	—

Total	5,450	1,354	921

Business Segments—Nine months ended September 30, 2002

(millions of U.S. dollars)	Revenues	Adjusted EBITDA(1)	Adjusted operating profit(3)
Legal & Regulatory	2,128	597	480
Learning(4)	1,421	265	150
Financia1(5)	1,225	294	166
Scientific & Healthcare	468	99	78
Corporate and other(2),(6)	147	(32)	(45)
Eliminations	(28)	—	—

Total	5,361	1,223	829

THE THOMSON CORPORATION

SEGMENTED INFORMATION

(unaudited)

1    Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income (expense) and equity in net losses of associates, net of tax. See Note 18 to the consolidated financial statements.

2    Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights. Thomson Media's results for the three-month and nine-month periods ended September 30, 2003 and 2002 are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)
	2003	2002	2003	2002
Revenues	46	45	141	147
Adjusted EBITDA	6	6	21	16
Adjusted operating profit	5	4	16	10

3    Adjusted operating profit excludes amortization and restructuring charges. See Note 18 to the consolidated financial statements.

4    For the three and nine months ended September 30, 2002, revenues and expenses within the Learning segment were each increased by $8 million and $19 million, respectively, in order to present on a gross basis certain freight and distribution costs charged to customers which had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. See Note 2 to the consolidated financial statements.

5    For the three and nine months ended September 30, 2002, revenues and expenses within the Financial segment were each increased by $17 million and $53 million, respectively, in order to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. See Note 2 to the consolidated financial statements.

6    Effective January 1, 2003, the Company began expensing stock options, with restatement of prior periods. As a result of the restatement, for the three and nine months ended September 30, 2002, each of Corporate and other's Adjusted EBITDA and adjusted operating profit reflect an additional charge of $4 million and $12 million, respectively, as compared to the previously reported amounts. See Note 4 to the consolidated financial statements.

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

        The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and its proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2002, as set out in the Company's 2002 Annual Report.

        In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except for the change in accounting policy used to record stock-based compensation as discussed in Note 4, the consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2002.

        Where necessary, certain amounts for 2002 have been reclassified to conform to the current period's presentation. Specifically, within the Learning group, for the three and nine months ended September 30, 2002, revenues and cost of sales, selling, marketing, general and administrative expenses were increased by $8 million and $19 million, respectively, to present on a gross basis certain freight and distribution costs charged to customers which had previously been netted. Additionally, within the Financial group, for the three and nine months ended September 30, 2002, revenues and cost of sales, selling, marketing, general and administrative expenses were increased by $17 million and $53 million, respectively, to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. On a consolidated basis, for the three and nine months ended September 30, 2003, after eliminating intercompany revenues of $1 million and $2 million, respectively, the total increases in revenues and expenses were $24 million for the three-month period and $70 million for the nine-month period. The revised presentation is in accordance with Emerging Issues Committee ("EIC") Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the customer or the net amount retained. This reclassification had no impact on operating profit or net earnings.

Note 3: Seasonality

        Typically, a much greater portion of the Company's operating profit and operating cash flow arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Effect of a Change in Accounting Policy

        Effective January 1, 2003, the Company began expensing the fair value of all stock options issued as allowed under CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870"). Prior to January 1, 2003, the Company used the intrinsic value-based method to account for its stock incentive plan and no compensation expense had been recognized under the plan. This change in policy has been applied retroactively for all periods. For the three months ended September 30, 2003, compensation expense recorded in connection with the stock incentive plan was $5 million (2002—$4 million) on a before tax basis. For the nine months ended September 30, 2003, compensation expense recorded in connection with the stock incentive plan was $15 million (2002—$12 million) on a before tax basis.

        The following details the restatements made to the previously reported consolidated financial statements:

Consolidated statement of earnings and retained earnings

	Three months ended September 30, 2002		Nine months ended September 30, 2002
	As reported	As restated	As reported	As restated
Operating profit	395	391	620	608
Income taxes	59	58	73	69
Net earnings	262	259	327	319
Retained earnings at beginning of period	5,906	5,892	6,253	6,244
Earnings per common share	$0.39	$0.39	$0.49	$0.48

Consolidated balance sheet

	December 31, 2002
	As reported	As restated
Net long-term deferred income tax liabilities	1,736	1,724
Share capital	2,803	2,834
Retained earnings	6,215	6,196

Consolidated statement of cash flow

	Three months ended September 30, 2002		Nine months ended September 30, 2002
	As reported	As restated	As reported	As restated
Earnings from continuing operations	251	248	293	285
Deferred income taxes	47	46	52	48
Other items not involving cash, net	(17)	(13)	33	45

        Using the Black-Scholes pricing model, the weighted average fair value of options granted was estimated to be $7.24 and $7.89 for the three-month periods ended September 30, 2003 and 2002, respectively, and $7.03 and $7.95 for the nine-month periods ended September 30, 2003 and 2002, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the three and nine-month periods ended September 30, 2003 and 2002 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Risk-free interest rate	3.9%	4.4%	3.7%	4.5%
Dividend yield	2.2%	2.1%	2.2%	2.1%
Volatility factor	25.0%	24.9%	25.2%	25.1%
Expected life (in years)	6	6	6	6

        Other information related to the Company's stock incentive plan and stock appreciation rights plan can be found in Notes 1 and 20 of the Company's consolidated financial statements for the year ended December 31, 2002.

Note 5: Discontinued Operations

        On October 1, 2003, Thomson sold its portfolio of healthcare magazines for $135 million and will record the related pretax gain on the sale of approximately $100 million in the fourth quarter of 2003. The magazines had previously been managed within Thomson Scientific & Healthcare.

        In June 2003, Thomson announced its intention to sell DBM (Drake Beam Morin), a provider of human resource solutions, which had been managed within Thomson Learning. The Company is working toward completing a sale by year-end.

        Both of these businesses, along with one other small business from Thomson Learning, which was sold in June 2003, are classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses are considered fundamental to the integrated information offerings of Thomson.

        The carrying amounts of assets and liabilities related to these discontinued businesses as of September 30, 2003 and December 31, 2002 are as follows:

	DBM		Healthcare magazines		Other		Total
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Current assets:
Accounts receivable, net of allowances	35	34	12	9	—	1	47	44
Other current assets	7	5	1	2	—	—	8	7

Total current assets	42	39	13	11	—	1	55	51

Non-current assets:
Property and equipment	16	11	1	1	—	1	17	13
Identifiable intangible assets	64	64	13	14	—	—	77	78
Goodwill	117	104	11	10	—	1	128	115
Other non-current assets	5	4	—	—	—	—	5	4

Total non-current assets	202	183	25	25	—	2	227	210

Current liabilities:
Accounts payable and accruals	18	32	7	6	—	—	25	38
Deferred revenue	35	29	8	9	—	1	43	39

Total current liabilities	53	61	15	15	—	1	68	77

Non-current liabilities:
Other non-current liabilities	—	—	—	1	—	—	—	1
Deferred income taxes	34	34	(2)	(2)	—	—	32	32

Total non-current liabilities	34	34	(2)	(1)	—	—	32	33

        The earnings from discontinued operations are summarized below:

Three months ended September 30:

	DBM		Healthcare magazines		Other		Total
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from discontinued operations	59	66	22	21	—	2	81	89

Earnings from discontinued operations before income taxes	12	13	3	3	—	—	15	16
Income taxes	(3)	(4)	(1)	(1)	—	—	(4)	(5)

Earnings from discontinued operations	9	9	2	2	—	—	11	11

Nine months ended September 30:

	DBM		Healthcare magazines		Other		Total
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from discontinued operations	186	207	63	64	2	4	251	275

Earnings from discontinued operations before income taxes	30	40	11	11	(1)	(1)	40	50
Income taxes	(7)	(12)	(4)	(4)	—	—	(11)	(16)

Earnings from discontinued operations	23	28	7	7	(1)	(1)	29	34

Note 6: Earnings per Common Share

        The Company uses the treasury stock method to calculate diluted earnings per common share. Basic earnings per common share are calculated by dividing earnings attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities.

        Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
Earnings from continuing operations	296	248	441	285
Dividends declared on preference shares	(1)	(6)	(8)	(14)
Net gain on redemption of Series V Cumulative Redeemable Preference Shares	—	—	21	—

Earnings from continuing operations attributable to common shares	295	242	454	271

        The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share computation to the weighted average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
Basic	654,768,063	648,165,330	653,396,713	638,064,279
Effect of stock and other incentive plans	360,515	280,637	254,204	448,825

Diluted	655,128,578	648,445,967	653,650,917	638,513,104

        As of October 29, 2003, 654,475,809 common shares were outstanding, as well as options to purchase 8,857,892 shares under the Thomson stock incentive plan.

Note 7: Acquisitions of Businesses and Investments

        During the period, businesses and investments were acquired for cash consideration as follows:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Businesses acquired	61	163	183	217
Investments in businesses	3	2	3	5

Total acquisitions of businesses and investments	64	165	186	222

        The value of goodwill and identifiable intangible assets acquired in connection with the businesses acquired is detailed below.

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Goodwill	44	81	130	115
Identifiable intangible assets	24	91	67	123

        Acquisitions of businesses have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in the nine-month period ended September 30, 2003, the majority of the acquired goodwill is not deductible for tax purposes. Allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

        As of September 30, 2003, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2003 totaled $13 million. Reserves recorded in connection with businesses acquired during the three-month and nine-month periods ended September 30, 2003 were $2 million and $3 million, respectively. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Type of cost	As at December 31, 2002	2003 Utilization	2003 Additions	Other Movements	As at September 30, 2003
Severance and other employee-related costs	8	(5)	3	(4)	2
Lease cancellation and idle facility costs	11	(2)	—	(1)	8
Other exit costs	4	—	—	(1)	3

Total	23	(7)	3	(6)	13

Note 8: Restructuring Charges

        During the first quarter of 2002, the Company completed restructuring activities pertaining to strategic initiatives undertaken in the prior year to improve operational and administrative efficiencies within the Legal & Regulatory group and Thomson Media. The restructuring charges for the nine months ended

September 30, 2002 consisted of a charge to Legal & Regulatory of $4 million and a charge to Corporate and other of $2 million.

        The following table presents the activity in and balances of the restructuring liability accounts, included in "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet, from January 1, 2003 through September 30, 2003:

Type of cost	Balance December 31, 2002	2003 Utilization	Balance September 30, 2003
Severance	3	(3)	—
Contract cancellation costs	6	(3)	3
Other exit costs	1	—	1

	10	(6)	4

        Substantially all of the restructuring charges recorded represented expected cash outlays.

Note 9: Share Capital

        The following table details the activity in Share Capital for the nine months ended September 30, 2003:

Balance, December 31, 2002	2,834
Redemption of Series V Cumulative Redeemable Preference Shares	(332)
Gain on redemption of Series V Cumulative Redeemable Preference Shares	21
Common shares issued under dividend reinvestment plan	91
Increase to contributed surplus related to stock option expense	15
Other common share issuances	2

Balance, September 30, 2003	2,631

        On April 14, 2003, Thomson redeemed all of its outstanding Series V Cumulative Redeemable Preference Shares for $308 million, which represented a price of Cdn$25.50 per share in addition to accrued and unpaid dividends up to, but not including, the redemption date. At December 31, 2002, the shares were recorded within "Share capital" within the consolidated balance sheet at their historical value of $332 million. The $21 million gain represents the difference between the historical value of $332 million and the redemption amount of $308 million, which was due to exchange rate fluctuations of $30 million less the premium paid on the redemption of $6 million, and taxes of $3 million. This gain was recorded as an increase to contributed surplus, a component of share capital, and is included in the calculation of earnings attributable to common shares.

Note 10: Bell Globemedia Inc.

        On March 17, 2003, the Company sold its 20% interest in Bell Globemedia Inc. ("BGM") to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, the Company is entitled to receive half of the gain relative to its former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, the Company is not required to reimburse the former owner for any losses. The Company's Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. One of the directors of the Company is also a director of the parent company of the financial advisor and accordingly was not a member of the committee.

        In connection with the sale, the Company paid a special dividend, equal to the proceeds received, of $0.428 per common share on March 17, 2003. During the fourth quarter of 2002, the Company had reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM. Upon completion of the sale of the Company's interest, it recognized a gain of $55 million recorded in "Net other income (expense)" within the consolidated statement of earnings and retained earnings, largely offsetting the previous non-cash writedown.

Note 11: Net Other Income (Expense)

        During the period, Net other income (expense) includes:

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Skillsoft settlement	22	—	22	—
Net gains (losses) on disposals of businesses and investments	1	(5)	57	(6)

Net other income (expense)	23	(5)	79	(6)

Skillsoft settlement

        In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company's claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, the competitor must pay Thomson $44 million in two equal installments, the first of which was received in July 2003. The second installment is scheduled to be received in July 2004, and will be recognized upon receipt.

Net gains (losses) on disposals of businesses and investments

        The most significant item in 2003 is a $55 million gain recorded upon completion of the sale of the Company's 20% interest in BGM In March 2003. See Note 10.

Note 12: Effect of Adoption of Accounting Standard on Goodwill and Other Intangible Assets

        In July 2001, the CICA issued Handbook Section 3062 Goodwill and Other Intangible Assets ("CICA 3062"). CICA 3062, which became effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives, but subjects such assets to tests for impairment based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts. The transitional provisions of CICA 3062 required that the Company perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, the Company recorded pretax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in Scientific & Healthcare. Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million in connection with the application of CICA 3062 by BGM. Those non-cash charges, which totaled $183 million after taxes, were applied to the opening balance of retained earnings as of January 1, 2002. Fair value was determined for the Company's reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value for intangible assets with indefinite useful lives was determined using an income approach, the relief from royalties method.

Note 13: Long-term Debt

        In August 2003, Thomson completed an offering of $450 million of global notes. The offering included $200 million of 4.25% unsecured notes due 2009 and $250 million of 5.25% unsecured notes due 2013. The Company entered into an interest rate swap related to the 4.25% notes due 2009 to convert these notes from a fixed rate of interest to a floating rate of interest. Thomson used a portion of the proceeds to redeem $250 million of preferred shares issued to a subsidiary of Thomson's principal shareholder, The Woodbridge Company Limited ("Woodbridge") (see Note 16) and used the balance to repay other outstanding indebtedness and for general corporate purposes.

        In January 2002, Thomson issued $400 million US dollar denominated unsecured notes due February 1, 2008 bearing an interest rate of 5.75%, payable semi-annually. The net proceeds of $397 million were used principally to repay existing indebtedness.

Note 14: Public Offering of Common Shares

        On June 12, 2002, the Company's common shares were listed on the New York Stock Exchange. On June 14, 2002, the Company and Woodbridge completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by the Company and 17,435,899 common shares held by Woodbridge. Proceeds to the Company from the offering, net of the underwriting commission and expenses, of $437 million were used for general corporate purposes including the repayment of indebtedness. The Company did not receive any proceeds from the sale of common shares by Woodbridge. The expenses incurred from the offering were divided equally between the Company and Woodbridge, other than the underwriting commission, which was allocated among the Company and Woodbridge based upon the proportionate share of the proceeds from the offering received by each party.

Note 15: Voluntary Pension Contribution

        In the third quarter of 2003, the Company contributed $50 million (2002—$107 million) to its principal qualified defined benefit pension plan in the United States. While the contribution was not required under the rules and regulations of the Employee Retirement Income Security Act ("ERISA"), the Company decided to make a voluntary contribution in light of the decrease in long-term interest rates, which increased the present value of the future pension obligation. As a result of the contribution, the fair value of plan assets was slightly in excess of the accumulated benefit obligation at the September 30, 2003 measurement date.

Note 16: Related Party Transactions

        As at September 30, 2003, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of the common shares of Thomson.

        In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company administrative fees for various services.

        In September 2003, the Company redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original term were redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within "Long-term debt" in the consolidated balance sheet.

        In July 2003, Thomson announced that Woodbridge had agreed to discontinue its commitment to participate in the Company's dividend reinvestment plan ("DRIP"). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. All eligible Thomson shareholders, including Woodbridge, will retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the DRIP.

        On March 17, 2003, the Company sold its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. See Note 10.

        In September 2002, the Company sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, the Company received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Other income (expense)" within the interim consolidated financial statements for the three—and nine-month periods ended September 30, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, Thomson is entitled to receive half of the gain subject to certain adjustments. If Woodbridge does not recognize any such gains, the Company is not required to reimburse Woodbridge for any losses. In prior periods, the Company had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to BGM. During September 2002, the Company negotiated an agreement with BGM under which the Company paid cash to BGM equivalent to the recorded liability, in order to relieve the Company of its obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

        In September 2002, Woodbridge and the Company entered into an agreement to reduce the cost of the Company's directors' and officers insurance coverage. Under the terms of the agreement, the Company maintains standard directors' and officers' insurance for any amount up to $15 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage. Woodbridge indemnifies this second insurer. For its agreement to indemnify the insurer, the Company pays Woodbridge an annual premium of $685,000, which is less than the premium that the Company would have paid to a third party.

        In June 2002, the Company completed a series of transactions to assist Woodbridge in reorganizing its holding of the Company's common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of the Company's directors (the "Transaction Group"). The Company issued an aggregate of 431,503,802 common shares to members of the Transaction Group, and a wholly-owned subsidiary of the Company acquired the same number of common shares from members of the Transaction Group. Immediately following the acquisition, the wholly-owned subsidiary was wound up into the Company and the 431,503,802 common shares it held were cancelled. The total number of the Company's common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. The Transaction Group has reimbursed the Company for all costs and expenses arising from, and has indemnified the Company and its subsidiaries (and the officers, directors and shareholders of the Company and its subsidiaries) against any liabilities which may arise in connection with, the series of transactions. These transactions had no economic effect, did not cause any change to the Company's common shares or result in any other consequence to the Company or to the Company's other shareholders.

        In June 2002, the Company redeemed the A ordinary shares of The Thomson Corporation PLC, its wholly owned UK subsidiary, for $0.6 million. The A ordinary shares were held by Woodbridge.

Note 17: Recently Issued Accounting Standards

        The Accounting Standards Board and the EIC of the CICA have recently issued several accounting standards that are applicable to the Company's activities. An overview of each of these standards follows:

Effective for the period ended September 30, 2003:

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. The Handbook Section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        The Company adopted Handbook Section 3475 early, with no impact to the consolidated financial statements as of the date of adoption.

        Accounting Guideline AcG-14, Disclosure of Guarantees.    This Guideline was issued in February 2003 with the intention of harmonizing Canadian GAAP with U.S. GAAP. The Guideline, which is effective for periods beginning on or after January 1, 2003, requires disclosure of information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Company adopted these disclosure requirements in the consolidated financial statements for the year ended December 31, 2002, with no material impact.

        EIC Abstract 134, Accounting for Severance and Termination Benefits.    In July 2003, the EIC revised its previously issued EIC Abstract 134, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP relative to this issue with U.S. GAAP.

        EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). In March 2003, the EIC issued EIC Abstract 135, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. This Abstract harmonizes Canadian GAAP relative to this issue with U.S. GAAP. The Abstract addresses costs including, but not limited to:

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from the previously existing Canadian GAAP in that, under the previous Canadian GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new Canadian GAAP will defer recognition of those liabilities until the costs have been incurred.

        The Abstract is effective prospectively for all exit or disposal activities initiated after March 31, 2003.

Effective for future periods:

        CICA Handbook Section 3110, Asset Retirement Obligations.    Effective for fiscal years beginning on or after January 1, 2004. This Handbook Section was issued in March 2003, with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The Handbook Section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. For example, the Handbook Section applies to obligations to restore leased property to its original condition upon termination of the lease.

        The Company is in the process of assessing the impact of Handbook Section 3110, which will reflect obligations in existence at the time of adoption. The adoption of Handbook Section 3110 is not expected to have a material impact on the Company's consolidated financial statements.

        Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships, as well as establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128, which will reflect the financial instruments in place at the date of adoption.

        Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The Guideline requires that certain disclosures be made in the financial statements for periods beginning on or after January 1, 2004. The guidance related to consolidation requirements are effective for periods beginning on or after November 1, 2004.

        The Company is in the process of assessing the impact of AcG-15, but does not expect a material impact on the Company's consolidated financial statements.

Note 18: Business Segment Information

        In accordance with CICA Handbook Section 1701, Segment Disclosure, the Company discloses information about its operating segments based upon the measures used by management in assessing the performance of those operating segments. Adjusted EBITDA and Adjusted operating profit are used by the Company to measure its operating performance, including its ability to generate cash flow. Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation, amortization, as well as restructuring charges, net other income and expense, and equity in net losses of associates, net of tax. Adjusted operating profit is operating profit before amortization and restructuring charges. Among other things, Adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, Adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because the Company does not consider these items to be operating costs, it excludes them from the measurement of its operating performance. Adjusted EBITDA and Adjusted operating profit do not have any standardized meaning prescribed by Canadian GAAP.

        The following tables reconcile Adjusted EBITDA per the business segment information, to net earnings per the consolidated statement of earnings and retained earnings. Additionally, the tables reconcile Adjusted operating profit per the business segment information, to operating profit per the consolidated statement of earnings and retained earnings.

For the Three Months Ended September 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted EBITDA	262	278	106	40	(9)	677
Less:
Depreciation	(46)	(60)	(44)	(7)	(6)	(163)

Adjusted operating profit	216	218	62	33	(15)	514
Less:
Amortization	(31)	(17)	(16)	(5)	(3)	(72)

Operating profit	185	201	46	28	(18)	442

Net other income (expense)						23
Net interest expense and other financing costs						(64)
Income taxes						(102)
Equity in net losses of associates, net of tax						(3)

Earnings from continuing operations						296
Earnings from discontinued operations, net of tax						11

Net earnings						307

For the Three Months Ended September 30, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted EBITDA	233	249	99	34	—	615
Less:
Depreciation	(38)	(55)	(47)	(7)	(4)	(151)

Adjusted operating profit	195	194	52	27	(4)	464
Less:
Amortization	(23)	(25)	(15)	(5)	(5)	(73)

Operating profit	172	169	37	22	(9)	391

Net other income (expense)						(5)
Net interest expense and other financing costs						(73)
Income taxes						(58)
Equity in net losses of associates, net of tax						(7)

Earnings from continuing operations						248
Earnings from discontinued operations, net of tax						11

Net earnings						259

For the Nine Months Ended September 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted EBITDA	658	301	303	120	(28)	1,354
Less:
Depreciation	(133)	(130)	(131)	(23)	(16)	(433)

Adjusted operating profit	525	171	172	97	(44)	921
Less:
Amortization	(80)	(63)	(47)	(20)	(8)	(218)

Operating profit	445	108	125	77	(52)	703

Net other income (expense)						79
Net interest expense and other financing costs						(192)
Income taxes						(137)
Equity in net losses of associates, net of tax						(12)

Earnings from continuing operations						441
Earnings from discontinued operations, net of tax						29

Net earnings						470

For the Nine Months Ended September 30, 2002

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted EBITDA	597	265	294	99	(32)	1,223
Less:
Depreciation	(117)	(115)	(128)	(21)	(13)	(394)

Adjusted operating profit	480	150	166	78	(45)	829
Less:
Amortization	(67)	(74)	(48)	(15)	(11)	(215)
Restructuring charges	(4)	—	—	—	(2)	(6)

Operating profit	409	76	118	63	(58)	608

Net other income (expense)						(6)
Net interest expense and other financing costs						(219)
Income taxes						(69)
Equity in net losses of associates, net of tax						(29)

Earnings from continuing operations						285
Earnings from discontinued operations, net of tax						34

Net earnings						319

Note 19: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

        The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
Net earnings under Canadian GAAP	307	259	470	319
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	—	5	12	18
Identifiable intangible assets and goodwill	5	—	10	(4)
Related party transactions (note 10)	—	(2)	(55)	(2)
Derivative instruments and hedging activities	5	(10)	11	(11)
Income taxes	(2)	(1)	(8)	(4)

Earnings under U.S. GAAP, before cumulative effect of change in accounting principle	315	251	440	316
Cumulative effect of change in accounting principle, net of tax	—	—	—	(182)

Net income (loss) under U.S. GAAP	315	251	440	134

Basic and diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations, before cumulative effect of change in accounting principle	$0.46	$0.36	$0.64	$0.42
Cumulative effect of change in accounting principle, net of tax	—	—	—	(0.29)
Discontinued operations, net of tax	0.02	0.02	0.05	0.06

Basic and diluted earnings (loss) per common share(1)	$0.48	$0.38	$0.69	$0.19

(1)
Earnings per common share is calculated after taking into account dividends declared on preference shares, and the gain recognized in connection with the redemption of the Series V Cumulative Redeemable Preference Shares.

        Descriptions of the nature of the reconciling differences are provided below:

Development Costs

        Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Identifiable Intangible Assets and Goodwill

        Under U.S. GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001 and amortization of intangibles differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) a gain resulting from a 1997 disposal mandated by the U.S. Department of Justice, which has been treated as a reduction of goodwill under Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

Related Party Transactions

        During the nine months ended September 30, 2003, in accordance with Canadian GAAP, the Company recognized a gain on a transaction with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions. The related party transaction related to the sale of the Company's 20% interest in BGM to a company that is owned by the Thomson family, and resulted in a gain of $55 million.

Derivative Instruments and Hedging Activities

        Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the Company's consolidated financial statements as at and for the year ended December 31, 2002, but not recorded in the Company's consolidated balance sheet. Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

Income Taxes

        The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders' equity relates entirely to deferred tax liabilities.

Change in Accounting Principle

        The cumulative effect of change in accounting principle represents the transitional impairment charge relating to adopting SFAS 142, Goodwill and Other Intangible Assets, the U.S. GAAP equivalent of CICA Handbook Section 3062. Under U.S. GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income, as compared with a charge to opening retained earnings under Canadian GAAP.

        The recognition and measurement provisions of FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others became effective January 1, 2003. Under those provisions, entities are required to recognize a liability for the fair value of obligations undertaken in issuing certain guarantees. The adoption of FIN 45 had no material impact on the Company's U.S. GAAP financial statements.

Note 20: Subsequent Events

        On October 1, 2003, Thomson sold its portfolio of healthcare magazines for $135 million. The related pretax gain on the sale of approximately $100 million will be reported in the fourth quarter of 2003.

        On October 30, 2003, Thomson declared a quarterly dividend of 18.5 cents per share, which represented an increase of one-half cent per share.

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THE THOMSON CORPORATION CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS (unaudited)
THE THOMSON CORPORATION CONSOLIDATED BALANCE SHEET (unaudited)
THE THOMSON CORPORATION CONSOLIDATED STATEMENT OF CASH FLOW (unaudited)
THE THOMSON CORPORATION SEGMENTED INFORMATION (unaudited)
THE THOMSON CORPORATION SEGMENTED INFORMATION (unaudited)
THE THOMSON CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (unless otherwise stated, all amounts are in millions of U.S. dollars)